

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 17, 2024

Tianhang Xiao
Chief Executive Officer, Director, and Chairman
Xuhang Holdings Ltd
Building 2, Shangtanghe 198 Cultural and Creative Park
198 Shenban Road
Gongshu District, Hangzhou City, Zhejiang Province
The People's Republic of China, 310000

>   **Re: Xuhang Holdings Ltd**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed March 25, 2024**
>   **File No. 333-271029**

Dear Tianhang Xiao:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 20, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1

Resale Prospectus, page ALT-1

1.   We note your response to prior comment 7. Given the size of the resale offering relative to the number of shares being offered in the IPO, please provide us with a detailed analysis as to why you believe the resale transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. For guidance, please refer to Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, which is available on our website. Tell us why the selling shareholders are not subject to any of the lock-up provisions described in the prospectus, and whether the underwriter sought to

have the selling shareholders subjected to lock-up arrangements. Tell us whether and why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate creation of a public market in your securities despite the availability of 6,533,578 shares that the selling shareholders could attempt to offer and sell into such market once trading commences. Please expand to tell us the purpose of the resale transaction and the reason it is being registered at this time and simultaneously with the IPO.

Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li, Esq.